Exhibit 2.3

FIRST AMENDMENT

THIS FIRST AMENDMENT TO STANDARD OFFER, AGREEMENT AND ESCROW INSTRUCTIONS (this “FIRST AMENDMENT”) is attached to and made a part of that certain Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate dated March 26, 2014 (“Agreement”) regarding that certain real property commonly known as 12460 Gladstone Avenue, Sylmar, CA 91342. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement. In the event of any conflict between the Agreement and this Addendum, this Addendum shall control.

1.	Purchase Price: The Purchase Price shall be Five Million Four Hundred Thousand Dollars ($5,450,000.00).

2.	Buyer: Brisa, Inc. hereby assigns its interest as Buyer to Selective 12460 Gladstone, LLC, a California limited liability company. This First Amendment shall authorize Escrow to prepare any additional documents necessary to complete the assignment from Brisa, Inc. to Selective 12460 Gladstone, LLC.

3.	Closing: Agreement Paragraph 1.1 timeframe shall be modified from 35 days to 20 days.

4.	Seller authorizes Buyer to negotiate an Estoppel certificate and other agreements, as may be reasonably required (the “Estoppel Condition”), to enable Boeing to deliver an Estoppel reasonably acceptable to Buyer and its lender; provided, however, no such agreement shall be binding on Seller in the event the closing under the Agreement does not occur for any reason and any agreement between Buyer and Boeing shall be subject to the Close of Escrow. Notwithstanding anything contrary specified in the Agreement, the parties hereto acknowledge and agree that the due diligence period shall be extended until thirty (30) days following the date of mutual execution and delivery of this Amendment to enable Buyer to negotiate with Boeing. With the exception of the Estoppel Condition which both parties hereto acknowledge and agree has not been satisfied as of the date hereof, Buyer hereby acknowledges and agrees that Buyer is satisfied with the status of title to the Property and the physical condition of the Property.

5.	The Agreement and this First Amendment to the Agreement shall constitute the full Agreement between the Buyer and Seller. Subject to the provisions of this First Amendment, all other terms, covenants, conditions and warranties contained in the Agreement shall continue to remain unchanged and in full force and effect and are hereby ratified and confirmed. This First Amendment may be separately and independently executed by the parties hereto in identical counterparts, and such counterparts, collectively, shall constitute one and the same First Amendment. The parties may execute this First Amendment by facsimile or electronic signature, and facsimile and electronic signatures shall be binding the same as original signatures hereto. This First Amendment shall be governed and construed in accordance with laws of the State of California.

[signatures appear on following page]

IN WITNESS WHEREOF, this First Amendment has been executed by each party as of the day and year first written above.

SELLER:		ASSIGNOR:

EACO Corporation, a Florida Corporation		Brisa Inc., dba Selective Real Estate Investments

By:	/s/ Glen Ceiley	By	/s/ Brian A. Fagan
	Glen Ceiley, President		Brian A. Fagan, President

Date:	5/22/14	Date:	5/27/14

ASSIGNEE:

Selective 12460 Gladstone, LLC a California limited liability company,
By: Selective Manager, LLC, a California limited liability company, its Manager
By: Brisa, Inc., dba Selective Real Estate Investments

		By	/s/ Brian A. Fagan
Brian A. Fagan, President

		Date:	5/27/14